Exhibit 99.1
SFL — Commencement of Cash Tender Offer for Outstanding 8.5% Senior Notes due 2013
Press release from Ship Finance International Limited, November 16, 2010
Ship Finance International Limited (NYSE: SFL) (“Ship Finance” or the “Company”) announced today that on November 15, 2010 it commenced a cash tender offer (the “Tender Offer”) to repurchase all of its outstanding 8.5% Senior Notes due 2013 (the “2013 Notes”) on the terms and conditions set forth in the Offer to Purchase and Consent Solicitation dated November 15, 2010, and related Letter of Transmittal, which set forth a more detailed description of the Tender Offer.
The total consideration for the Tender Offer will be up to $1,016.67 per $1,000 principal amount of the 2013 Notes, which amount includes a consent payment of $16.67 that will only be paid to holders that validly tender and do not validly withdraw their tenders prior to 5:00 p.m., New York City time, on November 29, 2010. The Tender Offer is scheduled to expire at 11:59 p.m. New York City time, on December 14, 2010.
The Tender Offer is subject to the satisfaction of certain conditions, including, among other things, Ship Finance’s issuing, in its recently announced public offering, senior unsecured notes having a principal amount of at least $400 million and Ship Finance’s receipt of valid tenders and consents from holders not affiliated with the Company of a majority in aggregate principal amount of the 2013 Notes.
This press release does not constitute an offer to purchase any of the outstanding 2013 Notes in any jurisdiction in which such offer, solicitation or sale is unlawful. The Tender Offer is being made by means of an Offer to Purchase and Consent Solicitation being distributed to all current holders of the 2013 Notes.
The Company has retained Jefferies & Company to act as dealer manager and solicitation agent for the Tender Offer. Copies of the Offer to Purchase and Consent Solicitation, Letter of Transmittal and other related documents for the Tender Offer may be obtained from the offices of the dealer manager and solicitation agent, Jefferies & Company Inc. at The Metro Center, One Station Place, Three North, Stamford, Connecticut 06902; Attention: Tim Lepore or by calling (888) 708-5831 (toll free) or (203) 708-5831 (collect).
November 16, 2010
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda
Contact Persons:
Ole B. Hjertaker: Chief Executive Officer, Ship Finance Management AS
+47 23114011 / +47 90141243

Magnus T. Valeberg: Vice President, Ship Finance Management AS
+47 23114012 / +47 93440960
About Ship Finance
Ship Finance is a major ship owning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings, the Company has a fleet of 72 vessels, including 30 crude oil tankers (VLCC and Suezmax), two chemical tankers, eight oil/bulk/ore vessels, 13 drybulk carriers (including 11 newbuildings and one vessel agreed sold with expected delivery in December 2010), nine container vessels, six offshore supply vessels, one jack-up drilling rigs, one ultra-deepwater drillship and two ultra-deepwater semi-submersible drilling rigs. The fleet is one of the largest in the world and most of the vessels are employed on long-term charters.
Cautionary Statement Regarding Forward Looking Statements
This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Company management’s examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.
Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in the Company’s operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.